UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period              to

Commission file number: 000-52099

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Yadkin Valley Bank & Trust Company 401(k) Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Yadkin Valley Financial Corporation, 209 North Bridge Street, Elkin, North Carolina 28621-3404

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Statements of net assets available for benefits December 31, 2010 and 2009

Statement of changes in net assets available for benefits, year ended December 31, 2010

Notes to financial statements

YADKIN VALLEY BANK & TRUST COMPANY

401(k) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of Yadkin Valley Bank & Trust Company

401(k) Profit Sharing Plan and

Board of Directors of Yadkin Valley Financial Corporation

Elkin, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Yadkin Valley Bank & Trust Company 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Yadkin Valley Bank & Trust Company 401(k) Profit Sharing Plan as of December 31, 2010 and 2009 and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina

June 29, 2011

YADKIN VALLEY BANK & TRUST COMPANY 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009

ASSETS

Investments, at fair value
Unitized common stock fund	$109,353	$172,691
Mutual funds	1,437,660	1,169,320
Common collective funds	15,369,347	13,410,107

TOTAL INVESTMENTS	16,916,360	14,752,118

Receivables
Employee contributions	43,163	54,816
Employer contributions	17,106	30,305
Broker receivables	—	9,280
Notes receivable from participants	579,289	392,813

TOTAL RECEIVABLES	639,558	487,214

Cash	—	4,261

Total Assets	17,555,918	15,243,593

LIABILITIES
Amounts payable to broker	(5,096)	—

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	17,550,822	15,243,593

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(121,357)	(77,414)

NET ASSETS AVAILABLE FOR BENEFITS	$17,429,465	$15,166,179

See accompanying notes	Page 2

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2010

ADDITIONS
INVESTMENT INCOME
Net appreciation in fair value of investments	$1,560,666
Interest and dividend income	13,736

1,574,402

INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	20,516

CONTRIBUTIONS
Employer	573,335
Employee	1,444,930
Rollovers	562,742

2,581,007

TOTAL ADDITIONS	4,175,925

DEDUCTIONS
Benefits paid to participants	1,787,602
Administrative expenses	125,037

TOTAL DEDUCTIONS	1,912,639

NET INCREASE	2,263,286

NET ASSETS AVAILABLE FOR BENEFITS

BEGINNING OF YEAR	15,166,179

END OF YEAR	$17,429,465

See accompanying notes	Page 3

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2010 and 2009 and for the year ended December 31, 2010

NOTE A – PLAN DESCRIPTION

The following description of the Yadkin Valley Bank & Trust Company 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of Yadkin Valley Bank & Trust Company (the “Company”) as well as the employees of the Company’s 100% owned subsidiary Sidus Financial, LLC. Employees are eligible to enter the Plan on January 1, April 1, July 1 or October 1, on or after the date the employee has completed three months of service and is age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (”), as amended.

The Plan uses Pentegra Retirement Services (“Pentegra”) and Reliance Trust Company (“Reliance”) as the third party administrator and trustee, respectively. The investment options offered by Pentegra consist of mutual funds and common collective trust funds that provide a range of investment opportunities and strategies. In addition, participants may invest in shares of a unitized common stock fund, which purchases shares of common stock of the Company’s bank holding company, Yadkin Valley Financial Corporation (“the Corporation”) and other short-term investments.

Contributions

Participants may contribute up to the lesser of 60% of pretax annual compensation or the current statutory limit, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participants may direct the investment of their contributions into mutual funds or a common collective trust fund. As of December 31, 2010, the Plan offers twenty-three (23) investment options.

The Company’s matching contributions are determined on an annual basis. For the year ended December 31, 2010, the Company matched 50% of the first 6% of base compensation that a participant contributes to the Plan. The Plan also provides for discretionary employer contributions.

The Plan made no discretionary contributions for the year ended December 31, 2010. Contributions are subject to certain Internal Revenue Code limitations.

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2010 and 2009 and for the year ended December 31, 2010

NOTE A – PLAN DESCRIPTION (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and may be charged with distributions and allocations of administrative expenses and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants vest in the Company’s contribution portion of their accounts plus actual earnings thereon after five years of credited service according to the following schedule:

Vesting

	Years of service
	Less than 1	1	2	3	4	5 or more
Percent vested	0%	20%	40%	60%	80%	100%

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of one-half the vested account balance or $50,000 reduced by the highest outstanding loan balance in the account during the prior twelve month period. The loans are secured by the balance in the participant account and bear interest at rates ranging from 4.25% to 6.25%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless used to purchase a principal place of residence in which case the loan repayment period may not extend beyond ten years from the date of the loan.

Payment of Benefits

On termination of service due to death, disability, retirement, or other terminations of employment, a participant or, in the case of death, the participant’s beneficiary, may elect to receive either a single lump-sum payment equal to the value of the participant’s vested interest in his or her account or a guaranteed lifetime retirement annuity.

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2010 and 2009 and for the year ended December 31, 2010

NOTE A – PLAN DESCRIPTION (Continued)

Administrative Expenses

Substantially all administrative expenses of the Plan are paid by the Plan, as provided in the plan document. Administrative expenses charged by the Plan’s third party administrator, Pentegra, and trustee, Reliance, to individual participants for distributions, loan originations, and account withdrawals are paid by the Plan.

Forfeited Accounts

Forfeited balances of participants’ nonvested accounts are applied to reduce the Company’s matching contribution. At December 31, 2010 and 2009, there were $54,844 and $24,912, respectively, of forfeited nonvested accounts that had not yet been utilized. Forfeitures are used to offset Employer contributions.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Notes Receivable from Participants

Participant loans are secured and are valued at cost plus accrued interest, which approximates fair value.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in temporary investments and corporate stocks are carried at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the end of the period. For investments in common collective funds, fair value represents the Plan’s proportionate share of the total fair value of the securities in the common collective funds.

The fair value of the Plan’s interest in a stable value common collective trust fund is based upon the fair value of the fund’s underlying managed group annuity contract, as reported by the insurance company issuer of the contract. The fully benefit responsive stable value fund is valued at contract value as estimated by the administrator of the fund. As described above, the investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value basis.

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2010 and 2009 and for the year ended December 31, 2010

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s realized gains and losses on investments bought and sold during the year as well as unrealized gains and losses on investments held at the end of the year.

Payment of Benefits

Benefits are recorded when paid.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

New Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (“FASB”) released Accounting Standards Update No. 2009-12 (“ASU 2009-12”), Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Shares (or Its Equivalent). This update requires disclosures, by major category, about the attributes of investments that calculate net asset value per shares, including the nature of any restrictions on the investor’s ability to redeem its investment, any unfunded commitments, and the investment strategies of the investees. The additional guidance was effective for interim and annual periods ending after December 31, 2009. The adoption of this guidance had no impact to the Plan’s financial statements, however, it did require additional disclosures for investments that calculate net asset value per share.

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2010 and 2009 and for the year ended December 31, 2010

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

In January 2010, the FASB released Accounting Standards Update No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurement. The update requires the Plan to (a) disclose transfers in and out of Levels 1 and 2, in addition to transfers in and out of Level 3 and (b) separately disclose purchases, sales, issuances, and settlements of Level 3 securities. Additionally, ASU 2010-06 clarifies the information the Plan currently discloses regarding valuation techniques, inputs used in those valuation models, and at what level of detail fair value disclosures should be provided. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010. ASU 2010-06 did not materially impact the Plan’s current fair value disclosures.

In September 2010, the FASB issued an amendment (“ASU 2010-25”), Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Plans, which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest. This amendment is effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. There was no impact to the Plan’s net assets available for benefits as of December 31, 2010 or 2009 or changes in net assets available for benefits for the year ended December 31, 2010 as a result of the adoption.

NOTE C – INVESTMENTS

The Plan’s investments are held by the trustee. The following presents the fair values of investments that represent 5% or more of the Plan’s net assets.

	2010	2009
Mutual Funds
Janus Advisor International Growth Fund	$1,194,768	$983,274

Common Collective Trust Funds
SSGA Pentegra Stable Value Fund	4,362,801	4,751,321
S&P 500 Growth Stock Fund	1,302,263	1,153,741
S&P 500 Value Stock Fund	1,384,534	1,232,867
S&P Midcap Stock Fund	1,551,475	1,088,370
Growth and Income Asset Allocation Fund	1,022,016	786,210
SSGA Target Retirement 2025 Series Fund- Class A	1,058,922	638,741

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2010 and 2009 and for the year ended December 31, 2010

NOTE C – INVESTMENTS (Continued)

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Unitized stock fund	$(97,535)
Mutual funds	171,909
Common collective trust funds	1,485,537

$1,559,911

NOTE D – FAIR VALUE MEASUREMENTS

The Plan utilizes fair value measurements to record fair value adjustments for certain assets and liabilities and to determine fair value disclosures. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and is measured according to a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in valuation techniques for the year ended December 31, 2010. Valuation techniques are consistent with techniques used in prior periods.

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2010 and 2009 and for the year ended December 31, 2010

NOTE D – FAIR VALUE MEASUREMENTS (Continued)

Common Stocks

These investments are held in a unitized common stock fund, which consists of the Corporation’s common stock and other short-term investments. The investments are classified within Level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the input price is based on the underlying investments which are traded on active markets.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Trust Funds

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the input price is based on the underlying investments which are traded on active markets.

Cash and Temporary Investments (Money Market Funds)

These investments are public investment vehicles valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Stable Value Fund

The Stable Value Fund (the “Fund) is a collective trust fund sponsored by Investco National Trust Company (“Investco”). The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2010 and 2009 and for the year ended December 31, 2010

NOTE D – FAIR VALUE MEASUREMENTS (Continued)

Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the plan sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Material breaches of responsibility which are not cured.

•	Material or adverse changes to the provisions of the Plan.

Circumstances that Impact the Fund- The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.

The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	termination of the plan.

•	a material adverse change to the provisions of the plan.

•	the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider,

•	the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

In the event that wrapper contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets decline. The Fund’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2010 and 2009 and for the year ended December 31, 2010

NOTE D – FAIR VALUE MEASUREMENTS (Continued)

Below are the Plan’s financial instruments carried at fair value on a recurring basis as of December 31, 2010 and 2009 by the fair value hierarchy levels described above.

Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Yadkin Valley Bank unitized stock fund	$109,353	—	109,353	—
Mutual funds:
International funds	1,194,768	1,194,768	—	—
Fixed Income funds	242,892	242,892
Common collective trust funds:
Stable value fund	4,362,801	—	4,362,801	—
Equity funds	5,432,766	—	5,432,766	—
Fixed income funds	1,182,045	—	1,182,045	—
Blended funds	2,912,088	—	2,912,088	—
Growth and income funds	1,281,134	—	1,281,134	—
International funds	198,513	—	198,513	—

Total assets	$16,916,360	$1,437,660	$15,478,700	$—

Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Yadkin Valley Bank unitized stock fund	$172,691	—	172,691	—
Mutual funds:
International funds	983,274	983,274	—	—
Fixed Income funds	186,046	186,046
Common collective trust funds:
Stable value fund	4,751,321	—	4,751,321	—
Equity funds	4,718,582	—	4,718,582	—
Fixed income funds	1,306,754	—	1,306,754	—
Blended funds	1,524,508	—	1,524,508	—
Growth and income funds	872,318	—	872,318	—
International funds	236,624	—	236,624	—

Total assets	$14,752,118	$1,169,320	$13,582,798	$—

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2010 and 2009 and for the year ended December 31, 2010

NOTE E – NET ASSET VALUE PER SHARE

The following table for December 31, 2010 and 2009 sets forth a summary of the Plan’s investments with a reported estimated fair value using net asset value per share:

Description	Fair Value at December 31, 2010	Fair Value at December 31, 2009	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust funds:
Stable value fund (a)	4,362,801	4,751,321	—	Daily	1 Year
Equity funds (b)	5,432,766	4,718,582	—	Daily	None
Fixed income funds (c)	1,182,045	1,306,754	—	Daily	None
Blended funds (d)	2,912,088	1,524,508	—	Daily	None
Growth and income funds (e)	1,281,134	872,318	—	Daily	None
International funds (f)	198,513	236,624	—	Daily	None

	$15,369,347	$13,410,107	$—

(a)	The objective of the stable value fund is to provide a diversified group of investments offering competitive levels of yield consistent with stable fixed-income methodology and the careful and prudent assumption of investment risk providing for preservation of capital, stability, and predictability of returns, liquidity to pay plan benefits, and high credit quality.
(b)	The objective of the equity funds is to provide investments that replicate movements of an index of a specific financial market, such as the Standard & Poor’s (S&P) 500 Index, regardless of market conditions.
(c)	The objective of the fixed income funds is to provide investments that replicate the performance of bond indexes, such as the Barclays Capital US Bond Index, regardless of market conditions.
(d)	The objective of the blended funds is to invest in other collective investment funds managed by the Trustee, which have characteristics consistent with the fund's overall investment objective.
(e)	The objective of the growth and income funds is to provide investments that replicate the performance of custom indexes that invest in other collective investment funds managed by the Trustee, which have characteristics consistent with the fund’s overall investment objective.
(f)	The objective of the international funds is to provide investments that replicate the performance of international indexes, such as the MSCI EAFE, regardless of market conditions.

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2010 and 2009 and for the year ended December 31, 2010

NOTE F – INCOME TAX STATUS

The Plan has not obtained a determination letter from the Internal Revenue Service (the “IRS”) stating that the Plan was in compliance with the applicable requirement of the Internal Revenue Code (the “IRC”). The Plan is relying on the IRS approval of the standardized prototype plan that it is utilizing, which is sponsored by Pentegra Retirement Services, Inc. The IRS has determined and informed Pentegra by a letter dated September 30, 2008 that the prototype plan document was designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

United States GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE G – RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in a common collective trust fund managed by Pentegra. Pentegra is the third party administrator of the Plan and, therefore, transactions with Pentegra qualify as party-in-interest transactions. Administrative fees of $122,589 were paid to Pentegra during the year ended December 31, 2010.

As of December 31, 2010, the Plan has invested in 31,425 shares of common stock of Yadkin Valley Financial Corporation (YAVY) with a fair value of $109,353. The shares of the unitized common stock fund, which purchases shares of Yadkin Valley Financial Corporation common stock are owned by the Plan. Certain plan investments include cash accounts of the trustee and therefore qualify as party-in-interest.

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2010 and 2009 and for the year ended December 31, 2010

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 at December 31, 2010 and 2009.

	2010	2009
Net assets available for benefits per the financial statements	$17,429,465	$15,166,179
Contributions receivable	(60,269)	(85,121)

Net assets available for benefits per Form 5500	$17,369,196	$15,081,058

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2010:

Contributions per the financial statements	$2,581,007
Contributions receivable at December 31, 2010	(60,269)
Contributions receivable at December 31, 2009	85,121

Contributions per Form 5500	$2,605,859

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2010:

Net increase in net assets available for benefits per the financial statements	$2,274,257
2010 contributions receivable	(60,269)
2009 contributions receivable	85,121

Net income per Form 5500	$2,299,109

SUPPLEMENTAL SCHEDULE

YADKIN VALLEY BANK & TRUST COMPANY 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Number 001 Employer Identification Number 56-2073258

December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value

*	Corporate stocks
	Yadkin Valley Bank unitized stock fund	Common Stock		109,353

	Common collective funds
	SSGA Pentegra Stable Value Fund	Common collective trust fund, at contract value		4,241,444
	Aggregate Bond Index Fund	Common collective trust fund		549,848
	SSGA Government Short Term Investment Fund	Common collective trust fund		106,966
	Growth Asset Allocation Fund	Common collective trust fund		158,470
	Growth and Income Asset Allocation Fund	Common collective trust fund		1,022,016
	Income Plus Asset Allocation Fund	Common collective trust fund		100,649
	International Stock Fund	Common collective trust fund		198,513
	Long Treasury Index Fund	Common collective trust fund		151,394
	NASDAQ 100 Stock Fund	Common collective trust fund		71,130
	Russell 2000 Stock Fund	Common collective trust fund		268,763
	S&P 500 Growth Stock Fund	Common collective trust fund		1,302,263
	S&P 500 Stock Fund	Common collective trust fund		780,080
	S&P 500 Value Stock Fund	Common collective trust fund		1,384,534
	S&P Midcap Stock Fund	Common collective trust fund		1,551,475
	Short Term Investment Fund	Common collective trust fund		373,837
	SSGA Target Retirement 2015 Series Fund-Class A	Common collective trust fund		485,795
	SSGA Target Retirement 2025 Series Fund-Class A	Common collective trust fund		1,058,922
	SSGA Target Retirement 2035 Series Fund-Class A	Common collective trust fund		625,253
	SSGA Target Retirement 2045 Series Fund-Class A	Common collective trust fund		742,117
	US REIT Index Fund	Common collective trust fund		74,521

				15,247,990

	Mutual funds
	Janus Adviser International Growth Fund	Mutual Fund		1,194,768
	Fidelity Advisor High Income Advantage Fund	Mutual Fund		242,892

				1,437,660

***	Notes receivable from participants	4.25 - 6.25% due 2011-2015		579,289

				$17,374,291

*	Party-in-Interest to the Plan.
**	Cost omitted for participant directed investments
***	Loan defaults in the amount of $5,258 are considered non-reportable transactions on Form 5500.

Loans are reported above net of loan defaults.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YADKIN VALLEY BANK AND TRUST COMPANY

401(k) PROFIT SHARING PLAN

	By:	YADKIN VALLEY FINANCIAL CORPORATION

Date: June 29, 2011	By:	/s/ Jan H. Hollar
Jan H. Hollar
Chief Financial Officer and Executive Vice President

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm